Exhibit 99.1

I N V E S T O R P R E S E N T A T I O N Noah Hershcoviz, CEO | December 2024 SECURED DATA FABRIC PLATFORM

All statements in this presentation, other than those relating to historical facts, are “forward - looking statements . ” Forward - looking statements contained in this presentation include, but are not limited to, statements regarding HUB Cyber Security Ltd . ’s (the “Company” or “HUB”) strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, the Company is using forward - looking statements when it discusses financial plans, its project pipeline, its expected revenue models, the potential of its technology, its strategy, market potential for its technology and its future growth . Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20 - F filed with the SEC on August 16 , 2024 , as amended on October 22 , 2024 and in subsequent filings with the SEC . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements . This presentation does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any of our securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . Any offering of securities can only be made in compliance with applicable securities laws . Trade names, trademarks and service marks of third parties in this presentation are the property of their respective holders . This presentation contains certain supplemental financial measures that are not calculated pursuant to International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board . The Company believes that these non - IFRS financial measures, when presented in conjunction with comparable IFRS measures, provide useful information about its operating results and enhance the overall ability to assess the Company’s financial performance . These non - IFRS financial measures are in addition to, and not as a substitute for or superior to measures of financial performance prepared in accordance with IFRS . There are a number of limitations related to the use of these non - IFRS financial measures versus their most directly comparable IFRS equivalents . For example, other companies may calculate non - IFRS financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non - IFRS financial measures as tools for comparison . 2 | Investor Presentation DISCLAIMER

HUB TECHNOLOGIES Big Data “perfect storm” leads to Data Fabric Cyber Security in the 21 st Century 3 | Investor Presentation • AI generated data explosion - unprecedented volumes of data, overwhelming traditional systems • Regulatory pressures – increasing compliance requirements • Cost efficiencies – legacy solutions are becoming prohibitively expensive to maintain and scale • Data silos and fragmentation – struggle with integrating diverse data sources • Need for real - time insights – businesses demand rapid access to insights HUB unifies all data, takes care of scalability, supports AI/ML, and is very cost effective .

AT A GLANCE

Secure Data Fabric

HUB's new SDF platform featuring unbreakable, seamless, intelligent security. The framework manages large volumes of sensitive data across diverse infrastructures, cutting compliance and digital **transformation costs by up to 50%.**

IT Services Arm

HUB's legacy IT service arm, boasts **over 300 experts** delivering a broad range of advanced software, testing, cybersecurity, and ICT services, protecting global blue-chip customers' critical information and assets

$42.5M Revenue FY23

HUB has significantly reduced its short-term debt and operating expenses to the point HUB is targeting to be profitable in 2025.

Strategic JV

and ROFR to acquire BlackSwan Technologies, a data fabric technology leader

Global Footprint

- US
- Israel
- Poland
- Sri Lanka
- UK
- Germany
- Netherlands



Blue Chip Customers

ING, VISA, IAI, BNP PARIBAS, BOEING, RAFAEL, getronics, MINISTRY OF JUSTICE

*Source: Precedence Research

4 | Investor Presentation

HUB BUSINESS LINES

Legacy IT Services Arm

- Delivers Essential Services To Global Blue-Chip Customers
- 120 experts specializing in Reliability Engineering, Safety, and Quality
- 300+ technology experts provide advanced software, testing, cybersecurity, and ICT services;
- Comprehensive cybersecurity solutions to protect critical information and assets.
- Over 500 customers including tier 1 customers such as Boeing, Visa, Lockheed Martin, BNP Paribas and more.
- IT/Professional services margins (15-20%).

New Secured Data Fabric (SDF) Platform

- A unique platform featuring unbreakable, seamless, intelligent security
- HUB's SDF framework manages large volumes of sensitive data across diverse infrastructures, cutting compliance and digital transformation costs by up to 50%.
- The SDF has already been successfully deployed in top European banks.
- Large pipeline of future customers across multiple industries.
- Unique synergies with IT services arm.
- High software margins (+80%).



5 | Investor Presentation

HUB’S SECURED DATA FABRIC (SDF) HARNESSING THE FULL POTENTIAL OF ENTERPRISE DATA Own, control, manage and personalize assets Unify all policies and business logic in a single location Constructing a full - knowledge graph universe Applies AI to understand, analyze and exploit data Big data collection in context Capture, filter and automatically process any type of data from any source Discovery & data visualization Facilitates human interaction with information processes 6 | Investor Presentation

On prem Cloud Other sources Internal clients External clients HUB’S SDF VS DATA LAKE SOLUTIONS A NOVEL SOLUTION TO MANAGE & SECURE ENTERPRISE DISTRIBUTED DATA HUB security cyber protection Takes years to implement , costs billions to deploy and maintain, and massively vulnerable Takes months to implement , Costs millions to deploy and maintain, and massively secured Data access technology using AI & real - time applications 7 | Investor Presentation

WHY SDF A must for financial services organization 8 | Investor Presentation Risk Mitigation Enhanced Decision - Making Scalability and Flexibility Unified Data Management Data Security and Compliance A secured data fabric helps mitigate risks associated with cyber threats by providing a layered security approach across different data ecosystems. Breaking down data silos, enables faster and more informed decision - making, and faster time to market. As financial services scale, data management and security must be adaptable. A data fabric offers flexibility in handling data sprawl and evolving security needs. Creating a unified and integrated data environment, allowing financial firms to manage vast amounts of data across different sources, platforms, and geographies efficiently. Financial institutions handle sensitive customer and transaction data that must comply with strict regulations. A secured data fabric ensures this data remains compliant, consistent, and protected across platforms.

STRATEGIC PARTNERSHIP WITH BLACKSWAN

01

Freedom to operate

HUB holds a lien on BlackSwan's IP, providing a safeguard for our investment and ensuring alignment of interests

02

First $10M Revenue

Generated from the mutual business expected to accrue to HUB

03

Option for Full Acquisition

ROFR on the full acquisition of BlackSwan Technologies.

HUB's Secured Data Fabric (SDF) combines Blackswan's "Data Fabric" with HUB's military grade "Security" to create a more wholistic revolutionary cyber security product.

9 | Investor Presentation

COMPETITIVE LANDSCAPE Alternative Vendors High - Level Business Capabilities Onboarding/Customer Due Diligence Monitoring Screening Case Management Reporting Data Acquisition and Enhancements Data Analytics and Investigation Insights Each of these vendors delivers an independent, dedicated solution 10 | Investor Presentation

COMPETITIVE LANDSCAPE HUB ELEVATES DATA FABRIC WITH AI AUTOMATION, EXPERT CONTEXT, AND ROBUST SECURITY, IDEAL FOR HANDLING LARGE VOLUMES OF SENSITIVE, REGULATED DATA. Specialty Solutions Companies Solutions by Large Integrators Homegrown Solutions Characteristic High Mid Low High Ease of Implementation Mid High High Low Total Cost of Ownership Mid Mid High Low Complexity Advanced Standard Basic Extensive Best of Breed in Specific Function Mid Mid Low High Integration Capability Long Mid Long Fast Speed to Market Mid Low Low High Flexibility (Optimization for Specific Case) 11 | Investor Presentation

• Banks have the potential to boost productivity by 22 - 30%. (Accenture) • Globally banks' Cost - to - Income Ratios (CIR) remain within a 50 - 60% range global (Source: Accenture) • North America leads with over 47% market share (USD 1B in 2022), driven by major vendors and early adoption (Source: Precedence Research) • Europe valued at USD 525M in 2022, comprising around 25% of the global market (Source: Precedence Research) • The volume of bank regulation has significantly increased over the past decade and a half (Source: Accenture). • Increased regulation focuses on processes and technology (Source: Accenture). • Emphasis on data privacy, data governance, and security to manage big data and comply with GDPR and CCPA (Source: Accenture) • Significant adopter for fraud detection, risk management, and customer experience enhancement. • Accounted for 23% of the markets in 2022 (Source: Precedence Research) Driver: Driver: Market Size: TARGET MARKET – BANKING FIRST HUB TARGETS THE HIGHLY REGULATED BFSI SECTOR IN THE USA AND WESTERN EUROPE TO PROVIDE SUPERIOR SECURE DATA FABRIC SOLUTIONS Market Segmentation: Operational efficiency Data Fabric Market Regulatory Environment BFSI Sector 12 | Investor Presentation

WHY BANKING INDUSTRY REGULATION, DIGITAL STAGNATION, AND AI Banks can improve their productivity by up to 30% by adopting generative AI The evolution of the Fed’s Supervision and Regulation Letters by topics Banks’ cost - to - income ratios have barely shifted during the Digital Age * Source: Banking on AI, Banking Top 10 Trends for 2024, Accenture 13 | Investor Presentation

CASE STUDY 1: A LEADING EUROPEAN BANK • Tens of thousands of employees that serve millions of customers, corporate clients and financial institutions in over 40 countries. Drivers Bank faced significant regulatory penalties due to inadequate anti - money laundering (AML) detection capabilities. This incident highlighted an urgent need to enhance their compliance infrastructure. Need Modernize compliance systems and processes while maintaining cost - effectiveness Solution • Advanced AML application capabilities • Cost - effective implementation and operation • Flexibility to accommodate evolving regulatory requirements and business growth Business Case • €15 - 20 million annually • Multi - year contract Timeline Deployed 14 | Investor Presentation

• Over €900 billion in assets under management. • Leading positions in key markets: Top retail asset manager in a major European country, second - largest in pension assets • Management in the same country, and among the top ETF/ETP providers in Europe. Need Replace legacy KYC, Risk scoring, and Screening systems Solution • Comprehensive, cloud - based solution integrating KYC, risk scoring, and screening systems, ensuring up - to - date information with approved external sources, daily risk assessment, and robust case management capabilities for multiple business units. • The SDF supports KYC by providing a secure, integrated, and governed data environment that enhances data quality, security, and compliance. • SDF enables seamless data integration and protection, ensuring accurate customer information and regulatory compliance. Business Case • Order of magnitude cheaper than competing vendors (Denodo Technologies, Precisely, Qlik, Talend) with an accelerated time to deployment • €1 - 5m per subsidiary annually depending on size • Bank has 50+ subsidiaries Timeline Deployed in 1 subsidiary CASE STUDY 2: LEADING EUROPEAN ASSET MANAGER Drivers Regulator flagged the bank to separate IT/Data infrastructure between the bank itself and its subsidiaries. 15 | Investor Presentation

CASE STUDY 3: HUB 360 SOLUTION 3 LOCAL BANKS WITH COMBINED ASSETS OF €3.5B+ Drivers Globalization has reshaped the region’s banking climate, highlighting its potential in the international banking scene. The manufacturing and financial sectors contribute a significant portion of GDP. Need Strategic project aimed at elevating the region and its banking industry to the standards set by leading European financial hubs. Solution • A multi - year, multi - phase, large - scale data fabric solution to enhance competitiveness and establish a roadmap for sustained growth and alignment with global banking standards. • Includes a comprehensive work plan, the setup of a local executive team, and ongoing monitoring to adapt to evolving needs and market dynamics. Business Case • SDF implementation: €50M over 2 - 3 years Timeline In advanced negotiations 16 | Investor Presentation

Expand Customer Base • Establish customer bases in targeted segments. • Upsell HUB’s products and convert services into products to increase revenue and market coverage. • Focus on enterprise, government, and mid - market segments, leveraging a combination of marketing professionals and channel partners. • Grow the number of users accessing HUB’s solutions and cross - sell product solutions GROWTH STRATEGY Extend Global Go - to - Market Reach • Use a hybrid sales model combining direct and indirect sales. • Expand direct sales capacity and deepen relationships with existing partners. • Add new value - added resellers, system integrators and managed security service providers . 17 | Investor Presentation

MANAGEMENT TEAM Nachman Geva CTO Lior Davidsohn CFO Shai Schiller Head of Strategy Itzchak Bambagi Head of Operations Noah Hershcoviz CEO Sharon Mayblum SVP Sales 18 | Investor Presentation

ADVISORY BOARD John C. Rogers Kari Amelung 19 | Investor Presentation Brigadier General Tata John C. Rogers over 25 years of experience operating at the intersection of technology, security, public policy, and global challenges. He is a former government official with extensive knowledge of government relations, national security, and defense contracts, as well as experienced in creatively applying diverse industry technologies to national security solutions. Mr. Rogers served as the Principal Deputy Assistant and Deputy Assistant Secretary for legislative affairs at the United States Department of Defense and led a billion - dollar mobility company as CEO. A retired CIA veteran with 33 years of service, including a decade in the Senior Intelligence Service as an SIS - 4 (3 - Star General equivalent), stands out as one of the few female Operations Officers to reach this rank. Her career encompassed key roles in the CIA's Clandestine Service, leading major components both domestically and internationally and managing significant projects impacting U.S. National Security. Post - retirement, Kari contributes to the entertainment industry as a Technical Consultant and Consulting Producer and advises tech and security firms. She holds a BA from Northwestern University and an MBA from the University of Cape Town Recently served as Undersecretary of Defense for Policy at the U.S. Department of Defense, where he was integral in implementing the National Defense Strategy. His distinguished military career includes leadership roles in key airborne divisions and operational experience across various global regions, earning multiple military awards. A West Point graduate with a master’s degrees in operational planning and international relations, he also brings expertise from his civilian roles, including as a leader in transportation and public education. As a board member and advisor, Anthony contributes his extensive defense and security expertise to organizations like NASDAQ - listed Coda Octopus and investment bank Academy Securities, focusing on cybersecurity and national defense.

PEER ANALYSIS

SECTOR	Company	Stock Exchange	Ticker	Market Cap ($M)	Enterprise Value ($M)	Revenue ($M)	EBITDA ($M)	Adjusted EBITDA	EV/Sales	EV/EBITDA
IT & prof. services	Exponent, Inc.	Nasdaq	EXPO	$5,493	$5,365	$502	$139		10.7 x	38.7x
	Kainos Group plc	LSE	KNOS	$1,194	$1,074	$391	$76		2.7 x	14.1x
	Secunet Security Networks Aktiengesellschaft	XTRA	YSN	$655	$651	$389	$61		1.7 x	10.7x
Sector Average				**$2,447**	**$2,363**	**$428**	**$92**		**5.0 x**	**21.2x**
Software centric cyber	Qualys, Inc.	Nasdaq	QLYS	$4,608	$4,103	$555	$254		7.4 x	16.2x
	Varonis Systems, Inc.	Nasdaq	VRNS	$6,349	$5,866	$497	$37		11.8 x	156.5x
	N-able, Inc.	NYSE	NABL	$2,383	$2,595	$420	$140		6.2 x	18.6x
Sector Average				**$4,447**	**$4,188**	**$491**	**$144**		**8.5 x**	**63.8x**
Identity, fraud, risk analytics, & compliance	Riskified Ltd.	NYSE	RSKD	$883	$490	$298	($14)		1.6 x	-
	Sector Average			**$883**	**$490**	**$298**	**($14)**		**1.6 x**	-
Sector Average		NYSE	CWAN	$5,422	$5,289	$368	$104		14.4 x	50.8x
Vertical solutions & ERP (fin, govt, & infra)	Clearwater Analytics Holdings, Inc.	Nasdaq	NCNO	$3,462	$3,456	$478	$65		7.2 x	52.8x
	nCino, Inc.	Nasdaq	INTA	$3,451	$3,268	$391	$29		8.4 x	114.2x
	Intapp, Inc.			**$4,112**	**$4,004**	**$412**	**$66**		**10.0 x**	**72.6x**
Sector Average		NYSE	NOTE	$181	$318	$133	($8)		2.4 x	-
Analytics / AI	FiscalNote Holdings, Inc.			**$181**	**$318**	**$133**	**($8)**		**2.4 x**	-
Sector Average			EXPO	$5,493	$5,365	$502	$139		10.7 x	38.7x

20 | Investor Presentation

CAP TABLE As of December 2024 Ticker (NASDAQ) HUBC Shares Outstanding 34,913,185 Options and Warrants (avg exercise price of $1) 22,659,221 Fully Diluted Shares Outstanding 53,046,649 Fully Diluted Market Cap (@$0.50/share) $26.5m 21 | Investor Presentation

Q4 2024 Q2 2025 Q3 2024 ROADMAP (NEXT 18 MONTHS) • Significant decrease of short - term debt • Signed BST ROFR for acquisition agreement • Debt settlements • New Verticals for SDF • New US GM • Large Booking Deal • Large Government Customer • US market penetration • New SDF Contracts • Ramp up of existing SDF deals Q1 2025 22 | Investor Presentation • US market penetration • Transaction monitoring scale - up • US Transportation Client

SUMMARY

Secure Data Fabric

HUB's new SDF platform featuring unbreakable, seamless, intelligent security. The framework manages large volumes of sensitive data across diverse infrastructures, cutting compliance and digital **transformation costs by up to 50%.**

IT Services Arm

HUB's legacy IT service arm, boasts **over 300 experts** delivering a broad range of advanced software, testing, cybersecurity, and ICT services, protecting global blue-chip customers' critical information and assets

$42.5M Revenue FY23

HUB has significantly reduced its short-term debt and operating expenses to the point HUB is targeting to be profitable in 2025.

Strategic JV

and ROFR to acquire BlackSwan Technologies, a data fabric technology leader

Global Footprint

- US
- Israel
- Poland
- Sri Lanka
- UK
- Germany
- Netherlands



Blue Chip Customers

*Source: Precedence Research

23 | Investor Presentation